JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

The Company's underwriting revenue results from contracts with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company underwrites securities for municipal entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2019, there were cash equivalents of $706.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2019:

Furniture and fixtures	$	77,851
Automotive		120,618
Leasehold improvements		6,082
Less: Accumulated depreciation		(172,846)
	$	31,705

Depreciation expense amounted to $29,438 for the year ended August 31, 2019.

Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2019.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2019. With few exceptions the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2016.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $1,625 for the year ended August 31, 2019.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 30, 2019, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, *Fair Value Measurement (Subtopic 820): Disclosure Framework - Changes to the Disclosure Requirement for Fair Value Measurement*, which improves the effectiveness of certain aspects of disclosure requirements on recurring or nonrecurring fair value measurements. ASU 2018-13 will be effective for the Company for fiscal years beginning after December 15, 2019 with early adoption permitted. The Company is currently evaluating the impact of this adoption on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Topic 842 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU No. 2018-11, *Targeted Improvements*. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The

update is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods, with early adoption permitted. The original guidance required application on a modified retrospective basis with the earliest period presented. Based on the effective date, the Company will adopt this ASU beginning on September 1, 2019 and plans to elect the transition option provided under ASU 2018-11. The Company also plans to elect the relief package of practical expedients for which there is no requirement to reassess existence of leases, their classification, and initial direct costs as well as an exemption for short term leases with a term of less than one year. The adoption of this standard will require the Company to recognize a new right-of-use asset and lease liability in the statement of financial condition for its office lease commitment. Based on the present value of unpaid lease payments as of the date of adoption using a discount rate of 5.25%, the Company estimates both assets and liabilities will increase by approximately $23,000. While there will be some changes to classifications on the statement of operations, the Company does not expect the adoption to have a material impact on net income. In December 2018, the FASB issued ASU 2018-20 - *Leases (Topic 842)* to assist stakeholders with implementation questions and issues as organizations prepare to adopt the new leasing standard. The amendments in ASU 2018-20 address issues regarding sales taxes and similar taxes collected from lessees, certain lessor costs, and recognition of variable payments for contracts with lease and non-lease components, neither of which have a material effect on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaces most existing revenue recognition guidance in GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to customers. The new standard further requires new disclosures about contracts with customers, including significant judgments the entity has made when applying the guidance. The Company adopted the new standard effective September 1, 2018, resulting in no significant impact on the timing or amount of revenue recognized and no significant impact on net income (loss).

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2019, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2019:

	Fair Value	Cost
Mutual fund	$ 1,887,578	$ 1,886,057
State and municipal bond obligations	3,655,238	3,511,780
	$ 5,542,816	$ 5,397,837

NOTE 4. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2019, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash equivalents: The fair value of cash equivalents approximates carrying value reported in the statement of financial condition due to the short maturities of these financial instruments.

Mutual fund: Valued at the daily closing price reported by the fund.

State and municipal bond obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets measured at fair value on a recurring basis as of August 31, 2019:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 706	$ 706	$ -	$ -
Mutual fund	1,887,578	1,887,578	-	-
State and municipal bond obligations	3,655,238	-	3,655,238	-
Total assets at fair value	$ 5,543,522	$ 1,888,284	$ 3,655,238	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2019.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through November 2019. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,

2020	$ 23,867
	$ 23,867

Rental expense for the year ended August 31, 2019 amounted to $96,847.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity

securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2019 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 9 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 6. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 8, 2019 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent (5.25 percent at August 31, 2019). The line of credit matures on August 4, 2020. During the year ended August 31, 2019, the Company did not utilize the line of credit and there was no related interest expense.

NOTE 7. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2019, a stockholder purchased security issues from the Company for a total purchase price of $847,431. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 3.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2022. The balance of the note receivable as of August 31, 2019 is $990,000. Interest income of $29,700 was received from the stockholder during the year ended August 31, 2019. The Company also has advances of $50,000 due from the same stockholder as of August 31, 2019.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2019 is $140,885.

NOTE 8. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2019:

Deferred tax assets:	
Impairment of investments in oil and gas wells	$ 28,465
NOL carryover	123,247
Property and equipment	11,507
Total gross deferred tax assets	163,219
Deferred tax liabilities:	
Market value adjustment for securities owned—held for investment	26,955
Depreciation related to investments in oil and gas wells	30,900
Total gross deferred tax liabilities	57,855
Valuation allowance	105,364
Net deferred tax asset	$ -

The provision for income taxes is as follows for the year ended August 31, 2019:

Current:	
Federal	$ -
State	-
Deferred:	
Federal	24,958
State	8,277
Total provision for income taxes	$ 33,235

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

At August 31, 2019, the Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believed would more likely than not be realized. The Company

concluded that the recoverability of the deferred tax assets was uncertain based upon the net loss before income taxes for the year ended August 31, 2019, at which point the Company was determined to have a history of recent losses and a lack of sufficient taxable income to utilize the deferred tax assets. The change in the valuation allowance for the deferred tax assets was an increase of $105,364 for the year ended August 31, 2019.

The Company recognized no uncertain tax positions for the year ended August 31, 2019. In addition, the Company paid $9,571 in penalties for the year ended August 31, 2019. At August 31, 2019, the Company had a tax net operating loss carryforward of $471,578 for federal and state income tax purposes. Those net operating losses generated through August 31, 2018 begin to expire in 2037. Those generated in the year ended August 31, 2019 begin to expire in 2038 for state purposes and do not have an expiration for federal purposes.

The Tax Cut and Jobs Act (the "Tax Act") was signed into law on December 22, 2017 and includes changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The Tax Act also provides for the acceleration of depreciation for certain assets placed in service after September 27, 2017. In addition, it provides for prospective changes beginning in 2018, including acceleration of tax revenue recognition and additional limitations on executive compensation and the deductibility of interest. The Company completed its evaluation of the Tax Act with its professional advisors and it was determined that the most significant impact to the tax provision related to the change in the corporate income tax rate from 35% to 21% and the impact from the corporate rate change was below $10,000.

NOTE 9. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2019, the Company had net capital of $4,566,641 which was $4,466,641 in excess of the minimum of net capital required. The Company's net capital ratio was .02 to 1 at August 31, 2019. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 10. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.